Bitstream Inc. 245 First Street 17th Floor Cambridge, MA 02142-1270 USA

www.bitstream.com	Phone 617.497.6222
Fax 617.868.0784

November 16, 2005

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, DC 20549-0406

Re:	Bitstream Inc.
Form 10-K for the year ended December 31, 2004
Forms 10-Q for the fiscal Quarters Ended March 31, and June 30, 2005
Forms 8-K filed on May 9 and August 9, 2005
File No. 000-21541

Ladies and Gentlemen:

On behalf of Bitstream Inc. (the “Company”), I submit for the Commission’s review the Company’s responses to the Commission’s comment letter issued to the Company dated November 3, 2005.

Please note that the numbering of the responses below corresponds to the numbering of the comments in the Commission’s comment letter.

Form 10-K filed for the year ended December 31, 2004

ITEM 9A. Controls and Procedures, page 28

Comment 1:

We note your disclosure indicating that your Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are “sufficiently” effective. Given the qualifier “sufficiently,” it remains unclear whether your CEO and CFO have concluded that your disclosure controls and procedures are effective. Please confirm to us, in clear and unqualified language, the conclusions reached by your Officers on the effectiveness of your disclosure controls and procedures and revise your future filings to remove such qualifying language.

Securities and Exchange Commission

November 16, 2005

Response 1:

Based on the evaluation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2004, each of Anna Chagnon, Chief Executive Officer, and James Dore, the Chief Financial Officer of the Company, have concluded that the Company’s disclosure controls and procedures were (1) effective to ensure that information required to be disclosed by the Company in its Annual Report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and (2) designed to ensure that information required to be disclosed was accumulated and communicated to the Company’s CEO and CFO to allow timely decisions regarding required disclosure. Further, we confirm that the Company’s future filings will not include the qualifying language referred to above.

Comment 2:

We note your disclosure indicating that your disclosure controls and procedures are “sufficiently effective to ensure that information required to be disclosed by the Company in this annual report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and Form 10-K.” This language appears to be more limited than what is called for under Rulel3a-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed “to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act ... is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and to ensure that “information required to be disclosed by an issuer ... is accumulated and communicated to the issuer’s management ... as appropriate to allow timely decisions regarding required disclosure.” Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section and that you will conform your disclosure in future filings.

Response 2:

Based on the evaluation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2004, each of Anna Chagnon, Chief Executive Officer, and James Dore, the Chief Financial Officer of the Company, have concluded that the Company’s disclosure controls and procedures were (1)

Securities and Exchange Commission

November 16, 2005

effective to ensure that information required to be disclosed by the Company in its Annual Report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and (2) designed to ensure that information required to be disclosed was accumulated and communicated to the Company’s CEO and CFO to allow timely decisions regarding required disclosure. Further, we confirm that we will conform our disclosure in future filings.

Comment 3:

We note your disclosure indicating that there were no significant changes in your internal controls over financial reporting subsequent to the date of their evaluation that could significantly affect these controls. Please note that Item 308 of Regulation S-K requires the disclosure of “any” change in your internal controls that occurred “during [your] last fiscal quarter” that has “materially affected, or is reasonably likely to materially affect,” your internal controls. In light of the foregoing, please advise us with respect to changes in your internal controls for the quarters ended December 31, 2004 and March 31, 2005. Please also confirm to us that you will consider this comment in preparing future periodic reports.

Response 3:

We confirm that the Company’s CEO and CFO have determined that there were no changes in the Company’s internal controls over financial reporting during the quarters ended December 31, 2004, March 31, 2005 or June 31, 2005 that had materially affected, or were reasonably likely to materially affect, our internal controls over financial reporting. Further, we confirm that we will consider the Staff’s comment regarding this issue in preparing future periodic reports.

Comment 4:

We note your disclosure that a control system, no matter how well conceived, “can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” Please confirm to us, if true, the conclusions of management that the disclosure controls and procedures are effective at the “reasonable assurance” level. Refer to SEC Release No. 34-47986 (June 5, 2003), Section F.4.

Response 4:

We confirm that the Company’s CEO and CFO have determined that the Company’s disclosure controls and procedures are effective at the reasonable assurance level.

Securities and Exchange Commission

November 16, 2005

In connection with this response letter, the Company and its management acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 617-520-8377 if the Commission requires any additional information concerning the Company’s responses.

Sincerely,

/s/ James P Dore
James P. Dore
Vice President and Chief Financial Officer
Bitstream Inc.